                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       LONE STAR STEAKHOUSE & SALOON, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    542307103
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                                 (CUSIP Number)

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CUSIP No. 542307103                   13G             Page 2 of 6 Pages
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=========================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                JAMIE B. COULTER
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
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     3      SEC USE ONLY

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     4      CITIZENSHIP OR PLACE OR ORGANIZATION

                        U.S.A.
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  NUMBER OF           5           SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH                          4,995,393 (1)
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                     6           SHARED VOTING POWER

                                             -0-
            --------------------------------------------------------------------
                     7           SOLE DISPOSITIVE POWER

              4,995,393 (1)
            --------------------------------------------------------------------
                     8           SHARED DISPOSITIVE POWER

                                             -0-
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     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        4,995,393 (1)
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     10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                 / /
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     11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        18.7% (2)
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     12     TYPE OF REPORTING PERSON

                         IN
================================================================================

            (1)         Includes  presently   exercisable  options  to  purchase
                        2,600,000 shares of Common Stock.

            (2)         Based on  24,059,322  shares of Common Stock as reported
                        in the Form 10-Q of Lone Star Steakhouse & Saloon, Inc.,
                        for the period ended September 4, 2001 and an additional
                        2,600,000  shares  of  Common  Stock  issuable  upon the
                        exercise of presently exercisable options.

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CUSIP No. 542307103                   13G             Page 3 of 6 Pages
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Item 1(a).  Name of Issuer:

                        Lone Star Steakhouse & Saloon, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                        224 E. Douglas, Suite 700, Wichita, Kansas 67202

Item 2(a).  Name of Person Filing:

                        Jamie B. Coulter

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                        224 E. Douglas, Suite 700, Wichita, Kansas 67202

Item 2(c).  Citizenship:

                        United States of America

Item 2(d).  Title of Class of Securities:

                        Common Stock, par value $.01

Item 2(e).  CUSIP Number:

                        542307103

Item 3.                 If this statement is filed  pursuant to Rules  13d-1(b),
                        or 13d-2(b) or (c), check whether the person filing is a:

                        Not Applicable

Item 4.  Ownership.

                        If the percent of the class owned,  as of December 31 of
the year covered by the statement,  or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information  as of that date and identify those shares which there is a right to acquire.

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CUSIP No. 542307103                   13G             Page 4 of 6 Pages
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            (a)         Amount beneficially owned:

                        *4,995,393

            (b)         Percent of class:

                        **18.7%

            (c)         Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote -  *4,995,393

            (ii)  Shared power to vote or to direct the vote - None

            (iii) Sole power to dispose or to direct the disposition of  -
                        *4,995,393

            (iv)        Shared power to dispose or to direct the disposition of - None

Item 5.     Ownership of Five Percent or Less of a Class.

                        Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                        Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company.

                        Not applicable.

Item 8.     Identification and Classification of Members of the Group.

                        Not applicable.

* Includes presently  exercisable options to purchase 2,600,000 shares of Common
Stock.

** Based on  24,059,322  shares of Common  Stock as reported in the Form 10-Q of
Lone Star  Steakhouse & Saloon,  Inc. for the period ended September 4, 2001 and an  additional  2,600,000  shares of Common Stock  issuable upon the exercise of presently exercisable options.

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CUSIP No. 542307103                   13G             Page 5 of 6 Pages
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Item 9.     Notice of Dissolution of Group.

                        Not applicable.

Item 10.    Certification.

                        Not applicable.

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CUSIP No. 542307103                   13G             Page 6 of 6 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2002
                                           ------------------------------
                                           (Date)

                                            /s/ Jamie B. Coulter
                                           ------------------------------
                                           (Signature)